FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

VOLVO CORPORATION
(Translation of Registrant's Name Into English)

VOLVO CORPORATION
S-405 08 GÖTEBORG
Sweden
(Address of principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Volvo – Report on three first months 2002 – short version
Truck deliveries from AB Volvo – March 2002

Press Information

VOLVO - REPORT ON THREE FIRST MONTHS 2002 – SHORT VERSION

"The first three months were also characterized by intensive efforts to phase in the new products that were launched in the second half of 2001. This particularly applied to Volvo Trucks, which is currently implementing the most extensive model replacement program ever. As previously announced, this replacement resulted in extensive ramp up activities in both production and for our suppliers. The most intensive part of the replacement process is over and production will start to catch up with orders in the second quarter. The strong demand for the trucks is of course a very positive sign, even if it has not improved earnings yet. Volvo CE is also going through an important product replacement phase, as the new generation of wheel loaders and excavators are set in production. The extended range of compact equipment has been very well received. Volvo CE's order intake increased significantly during the first quarter. Volvo Aero's sales and operating income dropped, mainly depending on the effects from September 11, which started to affect aerospace services during the first quarter. September 11, has also affected Volvo Buses with lower demand for coaches", says Leif Johansson, CEO.

	2002	2001
Net sales, SEK M	40 385	43 750
Operating income (loss) excluding restructuring costs, SEK M	(362)	502
Operating income (loss), SEK M	(362)	(817)
Income (loss) after financial items, SEK M	(618)	(1 251)
Net income (loss), SEK M	(746)	(801)
Sales growth, %	(8)	55
Income (loss) per share during most recent 12 months period, SEK	(3.40)	6.40
Return on shareholders' equity, %	(1.6)	2.9

Operating income SEK M	**First three months 2002**	**First three months 2001**	**12-month rolling values**	**Jan - Dec 2001**
Trucks	(474)	150	416	1 040
Buses	(94)	(83)	(535)	(524)
Construction Equipment	(131)	81	679	891
Volvo Penta	146	167	637	658
Volvo Aero	78	160	571	653
Financial Services	115	113	327	325
Other	(2)	(86)	227	143
Operating income (loss) (1 (2	**(362)**	**502**	**2 322**	**3 186**
Restructuring costs	0	(1 319)	(2 543)	(3 862)
Operating income (loss)	**(362)**	**(817)**	**(221)**	**(676)**

1 excluding restructuring costs
2 including SEK 181 M negative effect from Volvo Pension foundation

For more information, please see the full report, which is available on www.volvo.com.
AB Volvo
April 22, 2002

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications and aircraft engine components. The Group also provides complete solution for financing and service. The Group has about 71,000 employees, production in 25 countries and operations are carried out in more than 185 markets. Annual sales of the Volvo Group amount to nearly SEK 180 billion.

AB Volvo (publ)
SE-405 08 Göteborg
Sweden

Telephone
+46-31-66 11 27

WWW
http://www.volvo.com

VOLVO

AB Volvo

Press Information

TRUCK DELIVERIES FROM AB VOLVO - MARCH 2002

Deliveries from Volvo's truck operations, which comprises Volvo Trucks, Mack Trucks, and Renault Trucks, amounted to 33,322 trucks year to date compared with 42,139 trucks last year, a decrease of 21%. In Europe deliveries decreased by 24% to 20,821 while 7,442 trucks were delivered in North America, down by 27%.

On a 12-month rolling basis, order intake was 5% below the same period last year, of which North America was -28% and Europe was up 2%.

Total Volvo Group

Deliveries by market area:

Units Invoiced	Year-to-Date		Change
Volvo Group	**2002**	**2001**	
Europe	20,821	27,517	-24%
Western Europe	19,341	25,883	-25%
Eastern Europe	1,480	1,634	-9%
North America	7,442	10,150	-27%
South America	1,163	1,283	-9%
Asia	1,718	1,132	52%
Other markets	2,178	2,057	6%
Total Volvo Group	**33,322**	**42,139**	**-21%**

AB Volvo (publ)
SE-405 08 Göteborg
Sweden

Telephone
+46-31-66 11 27

WWW
http://www.volvo.com

Mack Trucks

Deliveries by market area:

Units Invoiced	Year-to-Date		Change
Mack Trucks	**2002**	**2001**	
North America	4,555	6,564	-31%
South America	181	189	-4%
Asia	2		n.a.
Other markets	256	180	42%
Total Mack Trucks	**4,994**	**6,933**	**-28%**

Renault Trucks

Deliveries by market area:

Units Invoiced	Year-to-Date		Change
Renault Trucks	**2002**	**2001**	
Europe	14,029	15,574	-10%
Western Europe	13,274	14,889	-11%
Eastern Europe	755	685	10%
Asia	82	138	-41%
Other markets	1,214	1,373	-12%
Total Renault Trucks	**15,325**	**17,085**	**-10%**

Volvo Trucks

Deliveries by market area:

Units Invoiced	Year-to-Date		Change
Volvo Trucks	**2002**	**2001**	
Europe	6,792	11,943	-43%
Western Europe	6,067	10,994	-45%
Eastern Europe	725	949	-24%
North America	2,887	3,586	-19%
South America	982	1,094	-10%
Asia	1,634	994	64%
Other markets	708	504	40%
Total Volvo Trucks	**13,003**	**18,121**	**-28%**

April 22, 2002

For further information, please contact:

Bernard Lancelot, Renault Trucks, +33 4 72 96 27 59

Bob Martin, Mack Trucks, Inc. +1 (610) 709-2670

Claes Claeson, Volvo Truck Corporation, +46 31 66 39 08, 0708-36 39 08

VOLVO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKTIEBOLAGET VOLVO (publ)

Date: April 22, 2002

By: ____________________
Eva Persson
Senior Vice President
General Counsel

By: ____________________
Stefan Johnsson
Senior Vice President
Chief Financial Officer

B 100